EXHIBIT 10.8

February 23, 2010

Steve Cakebread

Re: Employment Terms

Dear Steve:

On behalf of Pandora Media, Inc. (the “Company”), we are pleased to offer you the position of Chief Financial Officer, reporting to Joe Kennedy, Chief Executive Officer. This letter agreement sets forth the terms and conditions of your employment with the Company (“Agreement”). Please understand that this offer, if not accepted, will expire on March 2, 2010.

1. Responsibilities; Duties. You are expected to begin work on March 15. 2010 (the “Start Date”). Your primary responsibilities include management of all areas related to finance and accounting, a lead role in Investor Relations representing the company externally to a wide range of constituents, along with those duties and responsibilities normally associated with the position of Chief Financial Officer, as well as such other duties as the Company may from time to time assign to you. You are required to faithfully and conscientiously perform your assigned duties and to diligently observe all your obligations to the Company. You agree to devote your full business time and efforts, energy and skill to your employment at the Company, and you agree to apply all your skill and experience to the performance of your duties and advancing Company’s interests. During your employment with the Company. you may not perform services as an employee or consultant of any other organization and you will not assist any other person or organization in competing with the Company or in preparing to engage in competition with the business or proposed business of the Company. You shall comply with and be bound by Company’s operating policies, procedures, and practices from time to time in effect during your employment.

2. Compensation. In consideration for rendering services to the Company during the term of your employment and fulfilling your obligations under this Agreement, you will be eligible to receive the benefits set forth in this Agreement.

(a) Base Salary. In this exempt full-time position, you will earn an annual base salary of $300,000.00 (prorated for any partial pay period that occurs during the term of your employment), subject to applicable tax withholdings. Your salary will be payable pursuant to the Company’s regular payroll policy.

(b) Business Expenses. The Company shall, upon submission and approval of written statements and bills in accordance with the then regular procedures of the Company, pay or reimburse you for any and all necessary, customary and usual expenses incurred by you while traveling for or on behalf of the Company, and any and all other necessary. customary or usual expenses (including entertainment) incurred by you for or on behalf of the Company in the normal course of business, as determined to be appropriate by the Company. It is your responsibility to review and comply with the Company’s business expense reimbursement policies.

(c) Bonus. At the sole and absolute discretion of the Company’s Board of Directors, you may be considered, from time to time, to receive certain discretionary bonuses, subject to the terms and conditions of any bonus or incentive compensation plan that the Company adopts at a later time. Nothing hereunder shall be construed or interpreted as a guarantee for you to receive any bonuses or incentive compensation.

3. Employee Benefits. You will be eligible to participate in any employee benefit plans or programs maintained or established by the Company including, but not limited to, paid time off, group health benefits, life insurance, dental plan, and other benefits made available generally to employees, subject to eligibility requirements and the applicable terms and conditions of the plan or program in question and the determination of any committee administering such plan or program.

4. Stock Option; Change of Control. In connection with the commencement of your employment, the Company will recommend that the Board of Directors grant you a stock option (the “Option”) to purchase 2,000,000 shares of the Company’s Common Stock with an exercise price equal to the fair market value on the date of the grant. Twenty-five percent (25%) of the Option shares will vest and become exercisable on the twelve (12) month anniversary of your Vesting Commencement Date (as defined in the Stock Option Agreement to be executed between you and the Company), and the remaining Option shares will vest monthly thereafter in increments of one forty-eighth (1/48th) per month following the first anniversary of your Vesting Commencement Date, subject to the acceleration provision set forth in this Section. Vesting will, of course, depend on your continued employment with the Company. The Option will be an incentive stock option to the maximum extent allowed by applicable tax codes and regulations, and will be subject to the terms of the Company’s 2004 Incentive Plan (the “Plan”) and the Stock Option Agreement between you and the Company, including but not limit to a “lock-up” provision, repurchase rights and a right of first refusal in favor of the Company. You understand that issuing the Option is expressly contingent on the Board’s approval and receipt of a fully executed Stock Option Agreement and any related documents, as may be requested by the Company.

In the event that you are involuntarily terminated by the Company without Cause (as defined below under Section 6) or if there is a Constructive Termination (as defined below in this Section 4), which in either case occurs within the twelve (12) month period immediately following a Change of Control (as defined below in this Section 4), then 50% of your then unvested Option shares shall vest. Before any acceleration of vesting shall occur under this Agreement you shall execute and deliver to the Company, without revoking the same, a general release in the form prescribed by the Company (or the surviving entity), which release shall include, without limitation, an agreement by you (i) to release all known and unknown claims that you may then have against the Company, its successors, and persons affiliated with the Company; and (ii) not to prosecute any legal action or other proceeding based upon any of such claims.

For all purposes under this Agreement, “Constructive Termination” shall mean your resignation from the Company after the occurrence of any of the following events which take place within the twelve (12) month period immediately following a Change of Control, absent your consent:

(a)	a material reduction in your base salary, which is not part of a broader cost-cutting measure affecting some other executives of the Company; or

(b)	a relocation of your principal place of employment by more than fifty (50) miles; or

(c)	failure to appoint you as the surviving entity’s Chief Financial Officer; provided that, you remain with the Company (or its successor) and you serve, without interruption, in any capacity so selected by the Company (or its successor) for at least a period of six (6) months following a Change of Control (“Transitional Period”) (during which time you will continue your regular monthly vesting without acceleration at such time). It being expressly understood and agreed that you must serve the Company (or its successor) in any such capacity during the Transitional Period as described under this subsection (c) in order to be eligible to accelerate vesting of your Options, pursuant to the remaining terms of this Section 4. For avoidance of doubt, it is understood that the foregoing triggers under subsections (a) or (b) or (c) above will each provide you an independent basis for a Constructive Termination.

You understand and agree that within thirty (30) days after the initial existence of any of the foregoing events under (a), (b) or (c) above, you shall promptly provide notice to the Company with an opportunity, of not less than thirty (30) days in the case of (a) and (b) or six (6) months in the case of (c), to effectuate a cure for such asserted claim of “Constructive Termination”. If the Company effectuates a cure within the applicable time period then you will not be able to resign based on a Constructive Termination.

For purposes of this Agreement, “Change of Control” shall mean:

i. the consummation of a merger, reorganization or consolidation of Company with any other corporation in which the Company or the shareholders of the Company receive cash or securities or other property, other than a merger, reorganization, or consolidation which would result in the voting securities of Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of Company or such surviving entity outstanding immediately after such merger or consolidation; or

ii. the consummation of the sale or disposition of all or substantially all of the Company’s assets, in exchange for which the Company or the shareholders of the Company receive cash or securities or other property.

5. At-Will Employment. Your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time without notice and for any reason or no reason, without further obligation or liability. Further, your continued employment as well as your participation in any benefit programs does not assure you of continuing employment with the Company. The Company also reserves the right to modify or amend the terms of your employment, compensation and benefit plans at any time for any reason. This policy of at-will employment is the entire agreement as to the duration of your employment and may only be modified in an express written agreement signed by the Chief Executive Officer of the Company.

6. Severance on Termination.

If your employment with the Company is terminated by the Company without “Cause” (as hereinafter defined), you will be eligible to receive a severance payment equal to three (3) months of your then current base salary excluding bonuses and other compensations (“Severance Amount”). The foregoing severance package shall be conditioned on you executing and not revoking a valid release of claims and separation agreement, in a form prescribed by the Company. The Severance Amount shall be paid in three (3) equal installments after Company’s receipt of a signed release/separation Agreement from you, with the first installment to begin within fifteen (15) days of such date; provided that, all your severance benefits are and shall remain subject to Section 7 below, notwithstanding any terms to the contrary.

For purposes of this agreement, “Cause” shall mean (i) a failure or a refusal to comply in any material respect with the reasonable policies, standards or regulations of Company; (ii) determination by Company’s Chief Executive Officer that your performance is unsatisfactory, provided that, the Company provides you a fifteen (15) day cure period to remedy your nonperformance; (iii) unprofessional, unethical or fraudulent conduct or conduct that materially discredits Company or is materially detrimental to the reputation, character or standing of Company; (iv) dishonest conduct or a deliberate attempt to do an injury to Company; (v) your material breach of this Agreement or any breach of confidentiality or proprietary information agreements with the Company, including, without limitation, theft of Company’s proprietary information; (vi) an unlawful or criminal act which would reflect badly on Company in Company’s reasonable judgment; (vii) adverse economic circumstances of Company; (viii) absence from work without an approved leave; or (ix) death or disability (whether due to illness, disability or otherwise; provided however, that you shall be entitled to any benefits or reasonable accommodation required by law).

7. Section 409A of the Code. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you upon termination of your employment:

(a) Prohibition on Acceleration or Deferral of Payments. Neither you nor the Company shall have the right to accelerate or defer the delivery of any payments or benefits that constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (together with the Department of Treasury regulations and other guidance promulgated thereunder, “Section 409A”), except to the extent specifically permitted or required by Section 409A.

(b) Separation from Service. Any payments or benefits that constitute “nonqualified deferred compensation” within the meaning of Section 409A under the Agreement which are designated as payable upon your termination of employment (other than accrued obligations which must be paid upon such termination under applicable law) (“Severance”) shall, subject to Section 7(c) below, be payable only upon your “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”). Severance shall be payable at such objectively determinable time or times as are specified in this Agreement.

(c) Specified Employee. If, as of the date of your Separation from Service, the Company determines, in its sole judgment that you are not a “specified employee” (within the meaning of Section 409A), then the payments and benefits shall be made on the dates and terms set forth in Section 6 above or otherwise specified in the Company’s benefit plans. If, however, as of the date of your Separation from Service, the Company determines, in its sole judgment, that you are a “specified employee” for purposes of Section 409A, then:

(i) Any payments and benefits that constitute “nonqualified deferred compensation” within the meaning of Section 409A that are payable to you in connection with your Separation from Service and due under your Agreement or the Company benefit plans that, in accordance with the dates and terms set forth therein, will in all circumstances, regardless of when the Separation from Service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Amendment, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of your tax year in which the Separation from Service occurs and the 15th day of the third month following the end of the Company’s tax year in which the Separation from Service occurs; and

(ii) Any payments and benefits that constitute “nonqualified deferred compensation” within the meaning of Section 409A that are payable to you in connection with your Separation from Service and due under your Agreement or the Company’s benefit plans that is not paid within the Short-Term Deferral Period and that would, absent this subsection, be paid within the six-month period following your Separation from Service from the Company shall not be paid until the date that six months and one day after such Separation from Service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your Separation from Service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth in your Agreement or the Company’s benefit plans; provided, however, that the preceding provisions of this sentence shall not apply to any payments and benefits if and to the maximum extent that that such payments and benefits are deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary Separation from Service) or Treasury Regulation 1.409A-1(b)(9)(v) (relating to reimbursements and certain other separation payments). Any payments or benefits that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the second taxable year following the taxable year in which the Separation from Service occurs.

(d) Installments. Your right to receive any installment payments under this Agreement, including without limitation any continuation salary payments that are payable on Company payroll dates, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii).

(e) Release. Notwithstanding any provision to the contrary in the Agreement, if payment of any amounts or the provision of any benefits upon the your Separation from Service are conditioned upon your execution of a release of claims or similar instrument or agreement (a “Release”), then any such payments or benefits shall be paid or shall commence payment, as applicable, subject to Section 7(c) above, no later than sixty (60) days after the date you incur a Separation from Service from the Company with the exact date of payment or commencement within the sixty (60) day period to be determined in the sole discretion of the Company. The Company shall have no obligation to pay any such amounts or provide any such benefits unless you execute and do not revoke the Release. Notwithstanding the foregoing, the Company shall have the obligation to pay such amounts and provide such benefits if you execute and do not revoke the Release after sixty (60) days following the date you incur a Separation from Service from the Company to the extent permitted under Treas. Reg. Section 1.409A-3(g) relating to disputed payments.

(f) Construction. To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A. Notwithstanding any provision of this Agreement to the contrary, in the event that, notwithstanding this Amendment, the Company determines in good faith that any compensation or benefits payable under this Agreement may not be either exempt from or compliant with Section 409A, the Company may adopt such amendments to the Agreement or adopt other policies or procedures (including amendments, policies and procedures with retroactive effective), or take any other commercially reasonable actions necessary or appropriate (i) to preserve the intended tax treatment of the compensation and benefits payable hereunder and/or preserve the economic benefits of such compensation and benefits, and/or (ii) to exempt the compensation and benefits payable hereunder from Section 409A or to comply with the requirements of Section 409A and thereby avoid the application of penalty taxes thereunder; provided, however, that this Section 7(f) does not, and shall not be construed so as to, create any obligation on the part of the Company to adopt any such amendments, policies or procedures or to take any other such actions. Nothing contained herein will allow the Company, without your consent. to adopt amendments to the Agreement or adopt other policies and procedures which would prevent you from receiving your severance payments as soon as possible under Section 409A (subject to your execution and non-revocation of a Release); provided, however, in no event shall such severance payments take place earlier than as required under the Agreement.

(g) Obligations for Taxes. You expressly agree and acknowledge that if, notwithstanding this Agreement, any taxes are imposed under Section 409A in respect of any compensation or benefits payable to you, whether in connection with the Agreement or otherwise, then (i) the payment of such taxes shall be solely your responsibility and (ii) neither the Company, its affiliated entities nor any of their respective past or present directors, officers, shareholders, employees or agents shall have any liability for any such taxes.

8. Pre-employment Conditions.

(a) Confidentiality Agreement. Your acceptance of this offer and commencement of employment with the Company is contingent upon the execution, and delivery to an officer of the Company, of the Company’s Confidential Information and Invention Assignment Agreement, a copy of which is enclosed for your review and execution (the “Confidentiality Agreement”), prior to or on your Start Date.

(b) Right to Work. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us no later than your Start Date, or our employment relationship with you may be terminated.

(c) Verification of Information. This offer of employment is also contingent upon the successful verification of the information you provided to the Company during your application process, as well as a general background check performed by the Company to confirm your suitability for employment. By accepting this offer of employment, you warrant that all information provided by you is true and correct to the best of your knowledge, and you expressly release all parties from any and all liability for damages that may result from obtaining, furnishing, collecting or verifying such information, as well as from the use of or disclosure of such information by the Company or its agents. You have a right to review copies of any public records obtained by the Company in conducting this verification process unless you check the box below.

                     I hereby waive my right to receive any public records as described above.

9. No Conflicting Obligations. You understand and agree that by accepting this offer of employment, you represent to the Company that performance of your duties to the Company and the terms of this Agreement and the Confidentiality Agreement will not breach any other agreement (written or oral) to which you are a party (including without limitation, current or past employers) and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement which may result in a conflict of interest or may otherwise be in conflict with any of the provisions of this Agreement, the Confidentiality Agreement or the Company’s policies. You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires. To the extent that you are bound by any such obligations, you must inform the Company immediately prior to accepting this Agreement.

10. General Obligations. As an employee, you will be expected to adhere to the Company’s standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. Please note that the Company is an equal opportunity employer. The Company does not permit, and will not tolerate, the unlawful discrimination or harassment of any employees, consultants, or related third parties on the basis of sex, race, color, religion, age, national origin or ancestry, marital status, veteran status, mental or physical disability or medical condition, sexual orientation, pregnancy, childbirth or related medical condition, or any other status protected by applicable law. Any questions regarding this EEO statement should be directed to Human Resources.

11. Termination Obligations.

(a) You agree that all property, including, without limitation, all equipment, proprietary information, documents, books, records, reports, notes, contracts, lists, computer disks (and other computer-generated files and data), and copies thereof, created on any medium and furnished to, obtained by, or prepared by you in the course of or incident to your employment, belongs to the Company and shall be returned to the Company promptly upon any termination of your employment, or sooner if so requested by the Company.

(b) Upon your termination for any reason, and as a condition of your receipt of any severance benefits hereunder, you will promptly resign in writing from all offices and directorships then held with the Company or any affiliate of the Company.

(c) Following the termination of your employment with the Company for any reason, you shall fully cooperate with the Company in all matters relating to the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees of the Company. You shall also cooperate in the defense of any action brought by any third party against the Company. If necessary, the Company shall pay you for your time incurred to comply with this provision at a reasonable per diem or per hour rate as to be determined by the Company.

(d) Following the termination of your employment with the Company for any reason, you agree that you will not at any time make any statements or comments (written or oral) to any third party or take any action disparaging the integrity or reputation of the Company or any of its subsidiaries, employees, officers, directors, stockholders or affiliates. You also agree that you will not do or say anything that could disrupt the good morale of the employees of any of the companies listed above or harm their respective businesses or reputations of the companies and persons listed above.

12. Misc. Terms.

(a) Entire Agreement. This Agreement, together with its Attachment A (the Confidentiality Agreement), set forth the entire terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral.

(b) Governing Law. This Agreement will be governed by the laws of California, without regard to its conflict of laws provisions. This Agreement may not be modified or amended except by a written agreement, signed by the CEO of the Company.

(c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(d) Severability. Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law, and wherever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event, any provision of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirements of the law. In the event that any part, article, paragraph or clause of this Agreement shall be held to be indefinite or invalid, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

(e) Waiver. Failure or delay of either party to insist upon compliance with any provision hereof will not operate as, and is not to be construed as, a waiver or amendment of such provision or the right of the aggrieved party to insist upon compliance with such provision or to take remedial steps to recover damages or other relief for noncompliance. Any express waiver of any provision of this Agreement will not operate and is not to be construed as a waiver of any subsequent breach, whether occurring under similar or dissimilar circumstances.

We are all delighted to be able to extend you this offer and look forward to working with you. To indicate your acceptance of the Company’s offer, please sign and date this Agreement in the space provided below and return it to me, along with a signed and dated original copy of the Confidentiality Agreement, prior to the expiration date specified in the opening paragraph of this Agreement.

Very truly yours,

By:	/s/ Joe Kennedy
Joe Kennedy
Chief Executive Officer
PANDORA MEDIA, INC.

ACCEPTED AND AGREED:

I have read this offer and agree to accept employment with Company under the terms set forth in this Agreement.

Steve Cakebread

/s/ Steve Cakebread

2/20/2010